Exhibit 99.1

news release

For Immediate Release

Encana provides update on strategy development process

Calgary, Alberta (September 12, 2013) TSX, NYSE: ECA

Encana President & CEO Doug Suttles will provide an update on the company’s strategy development process today at the Barclays CEO Energy-Power Conference in New York City.

Encana engaged internal and external advisory teams to conduct a rigorous assessment of the company’s assets and identify the company’s strengths and challenges to inform the strategy development process.

“Initial insights from the independent research combined with our internal analysis showed that Encana’s strengths include our vast amount of resources, our robust knowledge of market fundamentals and a proven ability to develop and operate plays very cost-effectively relative to our industry peers,” says Suttles.

In particular, the assessments found that Encana is excellent in the development of very large scale and complex resource reservoirs.

The assessments also identified several areas where significant changes are required to be successful. Encana has more inventory in its portfolio of plays, particularly dry natural gas, than can be optimally developed. The company must focus its portfolio and concentrate capital in the assets that leverage its strengths and generate the strongest returns. Further, the organizational structure must be fully aligned with the strategy going forward.

“The resounding message I have received from our shareholders and staff through surveys, focus groups, meetings and interviews across the organization is that they are ready for change and maintaining the status quo is not an option,” says Suttles. “I have every intention of making significant change in the areas where improvement is required.”

The company’s strategy, supported by a strong balance sheet, will be built on four core competencies:

1.	Resource Identification – It is critical to have world class skills in this area and focus efforts on the highest quality plays and leverage Encana’s operating skills.

2.	Market Fundamentals – Encana expects that future oil and natural gas prices will remain volatile. Understanding hydrocarbon type differentiation and regional factors will become increasingly important. This knowledge must be strongly linked to portfolio decisions and capital allocation.

3.	Capital Allocation – Capital decision making must be centralized, focused, completely aligned with strategy and driven by returns.

4.	Operational Excellence – The company’s internal and external assessments demonstrated that the difference in capital and operating efficiency between the top performers and the industry average in core plays with scale can be twenty percent or greater and that Encana has consistently perfomed amongst the best competitors in these areas. Leveraging the company’s development expertise will be crucial to achieving higher returns.

In addition, maintaining a strong balance sheet will be critical to consistent delivery of strong financial performance and to support the company’s ability to capture new opportunities.

“Over the coming weeks, we will be finalizing our strategy and building our implementation plans. Many of the building blocks for success are in place, but in several areas significant change is required,” says Suttles. “I am confident that the organization is ready for what lies ahead and I’m fully committed to driving the necessary change that will get Encana back to winning.”

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Doug Suttles’ presentation to the Barclays conference will be webcast live today (Thursday, September 12) at 10:25 A.M. Mountain Time (12:25 P.M. Eastern Time). The live presentation and presentation materials will be available on Encana’s website at http://www.encana.com/investors/presentations-events/

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING OIL AND GAS INFORMATION - Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving the company’s objectives and focus, including developing and implementing a new strategy for 2014 and its projected success, focusing on certain assets to generate the strongest returns, achieving cost reductions and capital efficiency and their expected impact, growing its portfolio of diverse resource plays, and achieving financial strength and flexibility; timing of and steps for strategy development process; assessment of the company’s strengths and implementing certain changes required to be successful over the long term; estimates of potential resource portfolio, including expected inventory that can be optimally developed; expected changes to Encana’s portfolio mix and capital allocation and the success thereof; evaluating and ranking of assets within Encana’s portfolio and the basis of such evaluation, including determining areas that provide adequate scale to leverage capital investment and operating expertise; projected changes to the company’s organizational structure to align with its new strategy; projected market fundamentals, including forecasted supply, demand and prices of natural gas, oil and NGLs, and the timeframe of and factors affecting such projections; projected impact of capital and operating efficiency, including the company’s ability to achieve similar results; planned sale of certain assets and future investments, including their success; estimated capital allocation by product and by play; estimates of reserves and economic contingent resources, including implied reserve life index; and Encana’s expected resource play life cycle.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s

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ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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